Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048 Email: jha@stevenslee.com Direct Fax: (610) 371-7960

October 11, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated October 5, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italics below and provided the Company’s response immediately thereafter.

Form S-1

Incorporation of Documents by Reference, page 15

1.
We note that you filed amendment no. 2 to your Form 10-Q for the quarterly period ended March 31, 2011 on September 26, 2011, after you filed amendment no. 5 to Form S-1. Please revise your registration statement to include amendment no. 2 to Form 10-Q for the quarterly period ended March 31, 2011 and any other document that must be incorporated by reference prior to effectiveness.

The Company has amended the Incorporation of Documents by Reference section of the S-1 on page 15 to include Amendment No. 2 to Form 10-Q for the quarterly period ended March 31, 2011.  No other documents have been filed that must be incorporated by reference prior to effectiveness.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart